December 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	First Investors Life Level Premium Variable Life Insurance (Separate Account B)
File Nos. 333-149362 and 811-04328
Post-Effective Amendment No. 7 to the Registration Statement on Form N-6

Ladies and Gentlemen:

We have acted as counsel to First Investors Life Insurance Company in connection with the preparation of Post-Effective Amendment No. 7 to the Registration Statement on Form N-6 (the “Amendment”) of First Investors Life Level Premium Variable Life Insurance (Separate Account B), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP